U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Tod M. Turley, 2900 Townsgate Road, Suite 200, Westlake Village, CA 91361
2.  Date of Event Requiring Statement (Month/Date/Year): 10/17/00
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: Senior Vice President
6.  If Amendment, Date of Original (Month/Day/Year): N/A
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Preferred Stock
2. Amount of Securities Beneficially Owned: 1,102,459 (1)
3. Ownership Form: Direct(D)or Indirect(I): I
4. Nature of Indirect Beneficial Ownership: Held of record by SSMB Holdings, LLC, of which the reporting person is the principal member.

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Options
2. Date Exercisable (Month/Day/Year):
    Amount    Exercisable                   Expiration Date
    ------    -----------                   ---------------
   234,383    12/31/2001                    10/17/2005
   140,625    (2) See Explanation Below     10/17/2005
   374,992    (3) See Explanation Below     10/17/2005

3. Title and Amount of Securities Underlying Derivative Security
     Title             Amount
     -----             ------
  Common Stock         750,000

4. Conversion or Exercise Price of Derivative Security: $1.50
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): Direct
6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:
(1) Each share of Preferred Stock is convertible to one share of Common Stock, at the option of the record holder, subject to automatic conversion on the occurrence of certain events, prior to and including October 17, 2002. 937,500 shares have been placed in escrow to be released subject to certain earn-out provisions.
(2) 15,625 options vest on the completion of the nine consecutive months commencing January 31, 2002 and continuing through and including September 30, 2002.
(3) 46,874 options vest at the end of each of eight calendar quarters commencing with the quarter ended December 31, 2000, subject to the achievement of certain MBOs; provided that none of such options shall be deemed to be fully vested until October 1, 2001, regardless of the achievement of quarterly MBOs prior to that date.

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Signature of Reporting Person:

Date: 10/25/00

/S/ Tod M. Turley